Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-184496 on Form F-10, as amended or supplemented, and Registration Statement No. 333-171775 on Form S-8 of our reports dated March 25, 2013 relating to the consolidated financial statements of Veris Gold Corp. and its subsidiaries (“Veris”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph referring to the existence of conditions that may cast substantial doubt about the Corporation’s ability to continue as a going concern) and the effectiveness of Veris’ internal control over financial reporting appearing in this Current Report on Form 6-K of Veris filed on March 26, 2013.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2013